

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 4, 2016

<u>Via E-mail</u>
William Mandel
President and Chief Executive Officer
Kelvin Medical, Inc.
10930 Skyranch Place
Nevada City, CA 95959

      Re: Kelvin Medical, Inc.
            Amendment No. 2 to Registration Statement on Form S-1
            Filed October 13, 2016
            File No. 333-212791

Dear Mr. Mandel:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 26, 2016 letter.

<u>Products, page 21</u>

1.   We note your response to prior comment 6. Please provide us with support for the disclosure in the second paragraph of this section that the model of four times the cost of goods is "well supported." Also, provide us with a copy of the report mentioned in the third paragraph in this section. In addition, explain why you believe that the retail price for the products on page 22 is reasonable.

2.   We note your response to prior comment 7 and the new disclosure on page 25. Please file as an exhibit the consent of Blue Ocean Innovations Ltd.

Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3528 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Sharon D. Mitchell